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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                         ------------------
                         AMENDMENT NO. 2 TO
                           SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


                           Handy & Harman
                      (Name of Subject Company)

                           Handy & Harman
                (Name of Person(s) Filing Statement)

               Common Stock, par value $1.00 per share
                   (Title of Class of Securities)

                              410306104
                (CUSIP Number of Class of Securities)

                         Paul E. Dixon, Esq.
                   Senior Vice President, General
                        Counsel and Secretary
                            Handy & Harman
                           250 Park Avenue
                      New York, New York 10177
                           (212) 661-2400
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                           With a Copy to:

                        Milton G. Strom, Esq.
              Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue
                    New York, New York 10022-3897
                           (212) 735-3000
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      This Amendment supplements and amends as Amendment No. 2 the
Solicita tion/Recommendation Statement on Schedule 14D-9, originally filed on December 24, 1997 (the "Schedule 14D-9"), by Handy & Harman, a New York corporation ("Handy & Harman"), relating to the tender offer (the "WHX Offer") by HN Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 16, 1997, to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Handy & Harman, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), of Handy & Harman at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      On December 26, 1997, William Steiner, individually and on behalf of all other shareholders of Handy & Harman similarly situated (the "Plaintiff"), filed a purported class action complaint (the "Complaint") in the Supreme Court the of the State of New York for the County of New York (the "Court") against Handy & Harman and each of Handy & Harman's directors (the "Defendants"). The Complaint alleges, among other things, that the Defendants have breached their fiduciary duties to Handy & Harman and its shareholders by (i) not appointing an independent committee to evaluate the WHX Offer and to explore business opportunities with WHX, (ii) refusing to negotiate with WHX, (iii) not pursuing alternative transactions, and (iv) amending Handy & Harman's By-laws to provide that the annual meeting of shareholders shall be held on such date and at such time as Handy & Harman's Board of Directors so determine. The Plaintiff seeks as relief, among other things, (i) an order from the Court requiring that the individual Defendants (A) undertake an independent evaluation of strategic alternatives to maximize value for Handy & Harman's shareholders,(B) take actions to ensure that no conflicts of interest exist between Defendants' own interests and their fiduciary obligations to Handy & Harman's shareholders and (C) utilize Handy & Harman's shareholder rights plan in a manner that will maximize shareholder value; (ii) a declaration that the December 23, 1997 amendment to Handy & Harman's By-laws is null and void; and (iii) unspecified monetary damages and attorneys' fees and expenses. The Defendants believe that the lawsuit is without merit and intend to defend themselves vigorously. The foregoing description of the Complaint is qualified in its entirety by reference to the full text of the Complaint which is filed herewith as Exhibit 29 and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit
         No.            Description

         29 Complaint filed in the Supreme Court of the State of New York, New York County, in an action titled William Steiner, individually and on behalf of all others similarly situated v. Handy & Harman et al.




                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998               HANDY & HARMAN


                                      By: /s/ Paul E. Dixon
                                          Paul E. Dixon
                                          Senior Vice President, General
                                          Counsel and Secretary

>



                            EXHIBIT INDEX

      Exhibit
         No.            Description

         29 Complaint filed in the Supreme Court of the State of New York, New York County, in an action titled William Steiner, individually and on behalf of all others similarly situated v. Handy & Harman et al.






SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
- - - - - - - - - - - - - - - - - - - - - x
WILLIAM STEINER, individually and on
behalf of all others similarly situated,        Index No. 97124099

                        Plaintiff,              FILING DATE:

                  v.                            Plaintiff designates

CLARENCE A. ABRAMSON, ROBERT E.                 NEW YORK COUNTY
CORNELIA, RICHARD N. DANIEL, GERALD G.          as the Place of Trial
GARBACZ, FRANK E. GRZELECKI,
GOUVERNEUR M. NICHOLS, HERCULES P.              The basis of the venue is the
SOTOS, ELLIOT J. SUSSMAN, ROGER E.              defendants' place business
TETRAULT and HANDY & HARMAN
                                                SUMMONS
                        Defendants,
- - - - - - - - - - - - - - - - - - - - - x     Plaintiffs reside in New York



TO THE ABOVE NAMED DEFENDANTS:

      YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New
York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated:   New York, New York
         December 26, 1997

                                 GOODKIND LABATON RUDOFF
                                   & SUCHAROW LLP
                                 100 Park Avenue, 12th floor
                                 New York, New York  10017
                                 Telephone: (212) 907-0700



DEFENDANT'S ADDRESS:

CLARENCE A. ABRAMSON
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

ROBERT E. CORNELIA
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

RICHARD N. DANIEL
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

GERALD G. GARBACZ
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

FRANK E. GRZELECKI
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

GOUVERNEUR M. NICHOLS
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

HERCULES P. SOTOS
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

ELLIOT J. SUSSMAN
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

ROGER E. TETRAULT
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

HANDY & HARMAN
250 Park Avenue
New York, New York 10177




SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
- - - - - - - - - - - - - - - - - - - - x
WILLIAM STEINER, individually and on
behalf of all others similarly situated,      Index No. 97124099

                        Plaintiff,

                  v.

CLARENCE A. ABRAMSON, ROBERT E.
CORNELIA, RICHARD N. DANIEL,
GERALD G. GARBACZ, FRANK E.
GRZELECKI, GOUVERNEUR M.
NICHOLS, HERCULES P. SOTOS, ELLIOT
J. SUSSMAN, ROGER E. TETRAULT and
HANDY & HARMAN,

                        Defendants,
- - - - - - - - - - - - - - - - - - - x




                         CLASS ACTION COMPLAINT

            Plaintiff alleges on information and belief, except as to paragraph 2 which is alleged on knowledge, as follows:

            1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of Handy & Harman ("Handy" or the "Company") who are similarly situated, against the Company and the individual defendants, who are directors of the Company, in connection with the offer by WHX Corporation ("WHX"), a share holder of the Company, to acquire the remaining outstanding shares of Handy stock it does not already own.

                               THE PARTIES

            2. Plaintiff is the owner of shares of Handy common stock and has owned such stock at all times material hereto.

            3. (1) Defendant Handy is a corporation organized and existing under the laws of the State of New York with principal executive offices at 250 Park Avenue, New York, New York. The Company is a diversified manufacturer providing engineered products, system components and precious metal fabrication for industries worldwide. Handy has approximately 12 million shares of common stock outstanding, of which approximately 4.9% are held by WHX.

                  (2) Defendant Richard N. Daniel ("Daniel") is the Chairman of the Board and Chief Executive Officer of Handy. In 1996, Mason's compensation from Handy was at least $640,000, comprised of a salary of $470,000 and a bonus of $170,000.

                  (3) Defendant Frank E. Grzelecki is Vice Chairman of the Company, President and Chief Operating Officer. In 1996, Grzelecki's compensation from Handy was at least $560,000 comprised of a salary of $410,000 and a bonus of $150,000.

                  (4) Defendants Clarence A. Abramson, Robert E. Cornelia, Gerald G. Garbacz, Gouverneur M. Nichols, Hercules P. Sotos, Elliot J. Sussman and Roger E. Tetrault are directors of the Company.

            4. The foregoing individual defendants referred to as P. P. 3(b)-(d) (collectively referred to herein as the "Individual
Defendants"), as directors of the Company, are in a fiduciary relationship with plaintiff and the public stockholders of Handy and owe plaintiff and the other Handy public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                        CLASS ACTION ALLEGATIONS

            5. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, pursuant to
Article 9 of the Civil Practice Laws and Rules and on behalf of all common stockholders of Handy (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interests, who are being deprived of the opportunity to maximize the value of their Handy shares by the wrongful acts of the defendants as described herein (the "Class").

            6. This action is properly maintainable as a class action for the following reasons:

                  (1) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 2,816 Handy stockholders of record and approximately 12 million shares of Handy common stock. Members of the Class are scattered throughout the United States.

                  (2) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

                  (3) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                  (4) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                  (5) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                  (6) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.


                           FACTUAL BACKGROUND

            7. WHX is a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, New York. WHX, through its subsidiaries, is a vertically integrated manufacturer of predominantly value-added flat rolled steel prod ucts. Its Wheeling-Pittsburgh Steel unit is the fourth-largest United States steelmaker. WHX holds approximately 4.9% of Handy's issued and outstanding common stock.

            8. On or about December 15, 1997, Ronald LaBow, Chairman of WHX sent a proposal letter to defendant Daniel advising him of WHX's interest in buying Handy for $30.00 per share in cash (the "December 15 Letter"). His letter noted that the offering price represented a significant premium to the then-current and historic market price. LaBow further advised that the Offer is conditioned on upon, among other things, approval by Handy's Board of Directors under the Shareholder Rights Plan (the "Poison Pill") and the Business Combination Statute (Section 912) of the New York law. He also informed Daniel that the Offer will not be subject to financing. LaBow expressed to Daniel his hope that WHX could have "an amicable and productive dialogue on the merits of [the Offer] and the benefits which a combination of our companies would bring to your senior management team, employees at large and the company's shareholders."

            9. On that same day, WHX issued a press release announcing an all cash tender offer for Handy at $30.00 per share for a total of approximately $360 million in cash and $182 million in assumed debt, for a total value of $533 million (the "Offer"). The announced price represented a 34.8% premium over the closing price on the preced ing trading day.

            10. On or about December 16, 1997, WHX filed with the United States Securities Exchange Commission ("SEC") a Schedule 14D-1 setting forth the details of its tender offer, which is set to expire on January 16, 1998. The WHX tender offer is conditioned on, among other things:

      a. the rights under Handy's Rights Agreement (the "Poison Pill") having been redeemed by Handy's Board of Directors or the rights being invalid or otherwise inapplicable to the Offer;

      b. Handy not having entered into any agreement or transaction with any person or entity having the effect of impairing WHX's ability to acquire Handy or otherwise diminishing the expected economic value to WHX of the purchase of Handy; and

      c. the provisions of Section 912 of the New York Business
      Corporation Law have been complied with or are invalid or otherwise inapplicable to the Offer.

            11. On December 18, 1997, at a meeting among the Board of Directors of Handy (participated in by all Individual Defendants), Handy management, Goldman Sachs (Handy's financial advisor) and legal the Offer was discussed.

            12. On December 23, 1997, the Individual Defendants met again with management and Handy's legal counsel and reviewed the Offer.

            13. On December 23, 1997, Handy filed a Form 8-K with the SEC announcing that, on December 23, 1997, Handy's Board approved an amendment to Handy's By-laws. Article I, Section 1 of Handy's By-laws was amended such that the first paragraph provides in its entirety as follows:

      The annual meeting of the shareholders of the corporation shall be held annually, at such place and hour and on such date as the board of directors may fix, for the election of directors and for the transaction of such other business as may properly come before the meeting.

Prior to that amendment, the first sentence of Article I, Section 1 of Handy's By-laws provided:

      The annual meeting of shareholders of the corporation shall be held annually in the City of New York, at such place and at such hour as the board of directors may fix, on the second Tuesday in May if not a legal holiday and, if a legal holiday, then on the next secular day following, for the election of director and for the transaction of such other business as may properly come before the meeting.

The foregoing amendment was clearly made by Handy as an "eleventh hour" and highly improper defensive measure in response to the Offer, and it has a material and deleterious affect on class members' voting rights. The amendment's intended effect is to further concentrate the Individual Defendants' control over the timing and course of events affecting Handy and to preserve their lucrative positions as directors, particularly at this critical juncture when the Offer, which clearly will significantly enhance shareholder value, remains outstanding. The amendment gives Handy's Board greater opportunity to forestall Handy's shareholders' exercise of their voting power with respect to material matters that the Individual Defendants perceive as a threat to their position and standing vis a vis the Company, including the Offer. By enacting the amendment to the By-laws in response to the Offer, the Individual Defendants are seeking to entrench themselves in control and are otherwise advancing their own interests to the detriment of plaintiff and the Class. The decision to make the By-law amendment exemplifies the Individual Defendants' agenda, to wit, to stave off a change of control of Handy that will result in their loss of continued enjoyment of the significant benefits that inure to them by virtue of their director and/or executive positions with Handy.

            14. On December 24, 1997, Handy issued a press release and filed with the SEC a Form 14D-9 setting forth its response to the Offer, and stating Defendants determination that the $30 per share all cash offer for all shares reflected in the Offer is inadequate and not in the best interests of Handy's and its shareholders. Despite the fact that the Individual Defendants Daniel and Grzelecki have a substantial financial interest in successfully resisting the Offer, they apparently participated in all discussions relating to the Offer; no special committee of independent directors was established to separately review the WHX Offer.

            15. The actions taken by the defendants are in gross disregard of the duties each of them owes to plaintiff and the other members of the Class.

            16. Defendants' fiduciary obligations require them to:

                  (1) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives;

                  (2) undertake an appropriate and independent evaluation of the proposed Handy-WHX merger, including appointing a disinterested committee so that the interests of Handy's public stockholders would be protected; and

                  (3) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Handy.

            17. In response to the Offer, Defendants failed to appoint an independ ent committee to fairly and objectively evaluate the Offer and to explore business opportunities with WHX.

            18. Indeed, Defendants have apparently refused to either negotiate with WHX, or even to explore with it the parameters of the Offer to seek to maximize shareholder value, or attempt to pursue alternative transactions. In fact, Defendants have deliberately acted to thwart WHX from acquiring the Company.

            19. Particularly, in an unreasonable response to the WHX Offer, Defendants amended Handy's By-laws in a transparent attempt to disenfranchise Handy shareholders with respect to their exercise of voting power, and to entrench the Individual Defendants in control.

            20. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein which have caused and will cause irrepara ble injury to them.

            21. The proposal reflected in WHX's Offer represents an opportunity to effect a change of control of Handy, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Handy, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of Handy's public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of Handy's public stockholders.

            22. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own personal parochial interests at the expense of Handy's public shareholders.

            23. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to Handy and its stockholders.

            24. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class to the irrepara ble harm of the Class, as aforesaid.

            25. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

                  (1)   declaring this to be a proper class action;

                  (2) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                       (a) undertake an appropriate and independent evalua tion of alternatives designed to maximize value for Handy's public stockholders; and

                       (b) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligations to Handy's public stockholders or, if such conflicts exist, ensure that all the conflicts would be resolved in the best interests of Handy's public stockholders;

                  (3) ordering Defendants to utilize the Poison Pill in a manner designed to maximize shareholder value;

                  (4) declaring the December 23, 1997 amendment to the Bylaws to be null and void;

                  (5) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

                  (6) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

                  (7) granting such other and further relief as this Court may deem to be just and proper.

Dated:  December 26, 1997
                                    GOODKIND LABATON RUDOFF &
                                      SUCHAROW, LLP
                                    100 Park Avenue
                                    New York, New York 10017-5563
                                   (212) 907-0700

                                    Attorneys for Plaintiff